Exhibit 1

Fir Tree Inc.

505 Fifth Avenue, 23rd Floor

New York, NY 10017

ChinaCast Education Corporation

Suite 08, 20/F One IFC

1 Harbour View Street

Central, Hong Kong

Attention: Ron Chan Tze Ngon

                 Chairman and Chief Executive Officer

VIA FEDERAL EXPRESS AND EMAIL	December 13, 2011

Re: Annual Meeting of Stockholders

Dear Members of the Board:

Fir Tree Inc. (“Fir Tree”) has been a long term investor in ChinaCast Education Corporation (the “Company”) with the goal of maximizing stockholder value in the Company. Fir Tree has reviewed recent filings made by the Company and Ned Sherwood with great concern. In light of the public statements made by both the Company and Mr. Sherwood over the last week and filing of a proxy statement today by Mr. Sherwood with a proposed new slate of nominees for the Board of Directors, Fir Tree strongly believes that holding the Annual Meeting of Stockholders (the “Annual Meeting”) on December 21, 2011 is no longer an appropriate or sensible course of action as stockholders need additional time to process and understand the information now in the public domain and evaluate the proposed Board nominees. Accordingly, Fir Tree requests that the Annual Meeting be postponed to allow stockholders sufficient time to determine what is in the best interest of the Company.

We further note that if Mr. Sherwood’s allegations are true, we would have great difficulty discerning the Company’s basis for declaring, as it did in its proxy supplement of December 8, 2011, that Mr. Sherwood is not a “Suitable Person” for re-election to the Board as defined in the Letter Agreement, dated as of June 27, 2008, by and among the Company, Fir Tree Value Master Fund, L.P., and Fir Tree Capital Opportunity Master Fund, L.P. (the “Fir Tree Agreement”). Moreover, the apparent change in heart by the Company with respect to our designee between the filing of the definitive proxy statement on November 14, 2011 and the filing of the proxy supplement on December 8, 2011, without any changes in the facts relating to our designee qualifying as a “Suitable Person” in the interim, is inexplicable. Finally, the Fir Tree Agreement contains no provision entitling the Company to take the actions it did in connection with the proxy supplement irrespective of whether Mr. Sherwood is a “Suitable Person.”

We are hopeful the governance issues currently facing the Company can be resolved expeditiously, but we believe this would be better done through a process that allows consideration by stockholders of the options facing the Company to determine the best path forward for the Company, without undue haste.

Yours sincerely,

/s/ David Sultan

David Sultan

Managing Director

Fir Tree Inc.